# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Smart Share Global Limited, CIK 0001834253
CUSIP: 83193E102
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 11/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001332784

## Reporting persons
- Silver Point Capital, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 30,252,600; sole dispositive power 0; shared dispositive power 30,252,600; aggregate amount beneficially owned 30,252,600 (7% of the class)
- Edward A. Mule: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 30,252,600; sole dispositive power 0; shared dispositive power 30,252,600; aggregate amount beneficially owned 30,252,600 (7% of the class)
- Robert J. O'Shea: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 30,252,600; sole dispositive power 0; shared dispositive power 30,252,600; aggregate amount beneficially owned 30,252,600 (7% of the class)

## Item 1. Issuer
Name of issuer: Smart Share Global Limited
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, CHINA, 200335

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mule and Mr. Robert J. O'Shea (collectively, the "Reporting Persons") with respect to the beneficial ownership of the issuer's Class A ordinary shares represented by American depositary shares, with each American depositary share representing two Class A ordinary shares. The American depositary shares are held by Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Master Fund, L.P. These entities are managed by Silver Point or its wholly owned subsidiaries, and as a result, Silver Point may be deemed to be the beneficial owner of the Class A ordinary shares represented by the American depositary shares. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the Class A ordinary shares represented by the American depositary shares. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and as a result may be deemed to be the beneficial owner of the Class A ordinary shares represented by the American depositary shares.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 12, 2025, a copy of which is filed with this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Suite 1, Greenwich, CT 06830.
Citizenship: Silver Point is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 15,126,300 American depositary shares evidenced by American depositary receipts representing 30,252,600 Class A ordinary shares.
Percent of class: The percentages provided herein are based on 433,223,191 Class A ordinary shares issued and outstanding as of July 31, 2025, as disclosed in the Agreement and Plan of Merger dated as of August 1, 2025, filed as an exhibit to the issuer's Form 6-K filed with the Securities and Exchange Commission on August 1, 2025. As a result, the Reporting Persons may be deemed to beneficially own 7.0%.
Sole power to vote or to direct the vote: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 15,126,300 American depositary shares evidenced by American depositary receipts representing 30,252,600 Class A ordinary shares.
Shared power to vote or to direct the vote: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 15,126,300 American depositary shares evidenced by American depositary receipts representing 30,252,600 Class A ordinary shares.
Sole power to dispose or to direct the disposition: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 15,126,300 American depositary shares evidenced by American depositary receipts representing 30,252,600 Class A ordinary shares.
Shared power to dispose or to direct the disposition: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 15,126,300 American depositary shares evidenced by American depositary receipts representing 30,252,600 Class A ordinary shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See response to Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Index

Exhibit A Joint Filing Agreement dated November 12, 2025.
Exhibit B Power of Attorney of Edward A. Mule (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert J. O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).
Exhibit C Power of Attorney of Robert J. O'Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert J. O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

## Signatures
- Silver Point Capital, L.P.: /s/ Steven Weiser, Steven Weiser, Authorized Signatory (11/12/2025)
- Edward A. Mule: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (11/12/2025)
- Robert J. O'Shea: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (11/12/2025)